December 15, 2020

George K. Schuler
Office of Life Sciences
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    ALBEMARLE CORPORATION
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 26, 2020
File No. 001-12658

Dear Mr. Schuler:

We are providing a supplement to our letter dated October 27, 2020 in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2020 in connection with the Annual Report on Form 10-K of Albemarle Corporation (the “Company” or “we” or “us” or “our”) for the fiscal year ended December 31, 2019, filed on February 26, 2020.

As discussed with the Staff in our call on December 11, 2020, the Company hereby provides additional information for the Salar de Atacama property.

We remain confident that we will be able to economically produce the quotas of lithium metallic equivalent (“LME”) allotted to us by the Chilean government pursuant to our contract with the Corporación de Fomento de la Producción (“CORFO”). In addition to the previously referenced support for our position, in response to the Staff’s further request, we reference the “Technical Report on Lithium Resources and Reserves for Albemarle's concessions in the Salar de Atacama” dated August 30, 2019, by Mark King, Ph.D., P.Geo. This report was prepared for and in accordance with the Chilean Nuclear Energy Commission requirements and further confirms our position that we have been, and will continue to be, able to economically produce the quotas allotted to us.

In addition, as we prepare to comply with the Commission’s final rules for the Modernization of Property Disclosures for Mining Registrants (Release Nos. 33-10570; 34-84509 (October 31, 2018)), effective for fiscal years beginning on or after January 1, 2021, the Qualified Person preparing the technical report for the Salar de Atacama property has substantially completed their review, and to date we have not been made aware of any concerns with our ability to economically produce the amount of the quotas.

As noted in our previous response and summarized in the table below, our rights in the Salar de Atacama consist of two distinct quotas: (a) Quota 1, granted to a predecessor in 1975 and acquired by Albemarle in 2015, with a balance of 119,623 LME remaining at the time of acquisition; and (b) Quota 2 of an additional 262,132 LME, granted in 2017 under an amendment to the original agreement. The LME is calculated based on the percentage of metal in each metric ton of lithium product sold, as defined in the agreement. Each quota is monitored separately as there are different terms for Quota 1 and Quota 2 under the contract.

Mr. George K. Schuler
December 15, 2020

	Quota Balance	Asset Balance	Usage Terms per Contract prior to 1/1/2017	Usage Terms per Contract after 1/1/2017	Expense Attribution
Quota 1 - Acquired with the Rockwood acquisition	119,623 at acquisition; 108,265 at 9/30/2020	$497.2 at acquisition; $450.4 at 9/30/2020	Plant 1 and 2 sales of Lithium Carbonate, Chloride and Hydroxide	Lithium Chloride sales and Plant 1 sales of Lithium Carbonate and Hydroxide AFTER completion of Plant 3	Depletion based on usage of the quota amounts for sales (see calculation in the next table below)
Quota 2 - Obtained through contract amendment on 1/1/2017	262,132 at 1/1/2017; 239,383 at 9/30/2020	N/A as no up-front payment was required to establish this quota	N/A	Commission paid on Plant 1 and 2 sales BEFORE completion of Plant 3. After Plant 3 completion, commission will be charged on Plant 2 and 3 sales	Commission based on usage of the quota amounts for sales (Significant commission expense has been recorded from 2017-2020)

We currently have two operational lithium conversion plants (Plants 1 and 2) in La Negra, Chile, where the lithium sourced from the Salar de Atacama is processed into lithium products such as lithium carbonate, lithium chloride, and other lithium products. We are also constructing a third lithium conversion plant in La Negra (Plant 3), with the expectation that sales from this plant will begin in 2022. Until Plant 3 is complete, the contract does not allow us to apply usage against Quota 1 except for manufacturing of Lithium Chloride products. Instead, we are required to pay a commission on the majority of sales of lithium products to CORFO applying usage only against Quota 2 until Plant 3 is complete at the end of 2021. When Plant 3 is complete, all sales from the original conversion plant in La Negra (Plant 1) will be charged as usage against Quota 1 with no commission payments made to CORFO on the items produced and sold from this Plant. From that point forward, the sales from Plants 2 and 3 will be charged against Quota 2 and the commission payments made to CORFO will be based on these amounts.

The Company notes that this is a unique type of extraction resource obtained from the salt flats and owned by the Chilean government. We view these separate quotas as separate units of account that should not be commingled when considering depletion. The recording of the expense related to each of the quotas under separate units of account most appropriately matches the costs for the usage against each quota with the associated revenues. The costs of selling Quota 1 are reflected in the depletion expense of the mineral rights, while the costs of selling under Quota 2 are reflected in commission payments. If the quotas were commingled, excess depletion expense would be recorded in periods in which the sales drawing from each specific quota were not appropriately matched with those costs.

The Quota 1 total was not affected by the 1/1/2017 contract amendment and remains effective for non-commissioned sales of the lithium extracted under the Quota 1 terms. Since the original asset recorded in purchase accounting was based solely on the remaining balance of Quota 1, it should be depleted based on these metrics as a separate unit of account. Since the Quota 1 reserve base is in line with the production plan associated with that specific quota, the mineral rights should be depleted based on these plans. As Quota 1 is distinct from Quota 2, Quota 2 did not represent a change in accounting estimate as defined in ASC 250-10. Therefore, there was no change to the denominator used in the units-of-production calculation used for determining the useful life of these mineral rights.

The table below represents our lithium sales volume from our operations in Chile since the acquisition of Rockwood Holdings, Inc. on January 12, 2015 through September 30, 2020. Note that lithium is sold in metric tons of its end product, however, the quotas are defined as the metric tons of LME in the agreement. The below table provides the total lithium product sold as well as the converted LME sold under each quota. The table also provides the recorded value of our mineral rights asset balance for our operations in Chile, as well as the depletion expense recorded per year.

Mr. George K. Schuler
December 15, 2020

	Lithium Annual Sales(a)	Quota 2 Lithium Metallic Equivalent Sales	Quota 1 Lithium Metallic Equivalent Sales(b)	Annual Depletion Expense	Mineral Rights Book Value
	(metric tons)	(metric tons)(c)	(metric tons)(c)	($ in millions)	($ in millions)
Balance - Jan. 12, 2015					$497.2
2015	25,691	—	4,733	$19.3
2016	27,446	—	5,122	21.3
2017	28,537	4,787	502	2.1
2018	36,793	6,156	661	2.7
2019	37,250	6,616	340	1.4
YTD Sept. 30, 2020	26,727	5,190	—	—
Balance - Sept. 30, 2020					$450.4

(a)    We also sell, and pay commissions, on byproducts from our lithium exploration, such as potash. These are not defined as lithium products, and any sales of these byproducts are not taken against either quota.
(b)    LME sales under Quota 1 during 2017 to 2019 represent sales of lithium chloride, which do not have associated commission payments and continue to be depleted against Quota 1, per the amended agreement.
(c)    Converted amount used for quota as defined in amended agreement.

Following the completion of Plant 3 in La Negra, the Company will have the capacity to produce more than 80,000 metric tons (24,000 metric tons in Plant 1, 20,000 metric tons in Plant 2 and 40,000 metric tons in Plant 3) of lithium annually. Based on forecasted production levels, the Company expects to exhaust both quotas under the terms of the amended agreement prior to January 1, 2044, the end date of the amended agreement if both quotas are not exhausted by that point. As of now, the Company is limited to sell only the amount of lithium product permitted by the two quotas. At the time when all three plants are producing and drawing down from each separate quota, the Company will record depletion expense and commission expense based on full capacity of usage of these quotas. The expense related to the usage of each quota will also be most appropriately charged to the periods in which the usage of each quota is taking place.

***

The Company appreciates the efforts of the Staff in reviewing our response to your letter of comment. We are fully committed to working with you to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Scott Tozier at (980) 299-5596.

Sincerely,

ALBEMARLE CORPORATION

/s/ SCOTT A. TOZIER
Scott A. Tozier
Executive Vice President, Chief Financial Officer

cc:    Terence O’Brien
    Branch Chief
    Division of Corporation Finance
    Securities and Exchange Commission

Mr. George K. Schuler
December 15, 2020

    J. Kent Masters
    Chairman, President and Chief Executive Officer
    Albemarle Corporation

Karen G. Narwold
    Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
    Albemarle Corporation

John C. Barichivich III
    Vice President, Corporate Controller and Chief Accounting Officer
    Albemarle Corporation